EXHIBIT 21.1

Subsidiaries of the Registrant

1.	Internet Security Systems, Inc. (Georgia)

2.	ISS Group, Inc. (Delaware)

3.	Internet Security Systems Ltd. (United Kingdom)

4.	ISS Investment Holdings, Inc. (Delaware)

5.	Netrex, Inc. (Michigan)

6.	NJH Security Consulting, Inc. (Georgia)

7.	Intelligent Shopping, Inc. (Georgia)

8.	Internet Security Systems NV (Belgium)

9.	Internet Security Systems KK (Japan)

10.	Internet Security Systems Pty. Ltd. (Australia)

11.	Internet Security Systems Gmbh (Germany)

12.	ISSX Internet Security Systems AG (Switzerland)

13.	Internet Security Systems Iberia SI (Spain)

14.	Internet Security Systems Nordic AB (Sweden)

15.	Internet Security Systems Sarl (France)

16.	Internet Security Systems Srl (Italy)

17.	Internet Security Systems Ltda. (Brazil)